SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.)

CNH GLOBAL N.V.
Form 6-K for the month of July 2007
List of Exhibits:
1.	News Release entitled, “CNH Enters Agreement with ALD Vacuum Technologies on Berlin Site”

FOR IMMEDIATE RELEASE.
For more information contact:
Gualberto Ranieri, VP Communications — CNH +011 847.778.4162
CNH Enters Agreement with ALD Vacuum Technologies on Berlin Site
LAKE FOREST, Illinois — July 5, 2007 — CNH Global N.V. said one of its subsidiaries entered into an agreement under which ALD Vacuum Technologies GmbH, a part of private investment fund Safeguard International, acquires the CNH plant in Spandau. Terms were not disclosed.
CNH, which acquired the facility in 1999 with O&K Orenstein & Koppel AG, said it would retain about 200 employees in Berlin, among others in research and development designing hydraulic excavators.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 5, 2007